Exhibit 7.1

Financial and operational statistics

Financial ratios

Year ended 31 March	2017	2016	[a]	2015	[a]	2014	[b]	2013	[b]
Return on capital employed – %[c]	11.2	12.7		23.3		21.1		20.6
Adjusted[d] – %	14.6	13.5		24.9		22.9		22.1
Interest cover – times[e]	3.9	5.1		4.0		3.8		3.8
Adjusted[d] – times	7.0	7.9		6.5		5.8		5.1
Net debt to adjusted EBITDA[d] – times	1.2	1.5		0.8		1.1		1.3
Capital expenditure as a percentage of revenue[d] – %	14.3	13.9		13.0		12.8		13.3

[a]	Revised, see note 1.
[b]	As previously reported.
[c]	The ratio is based on profit before taxation and net finance expense to capital employed. Capital employed is represented by total assets less current liabilities (excluding corporation tax, current borrowings, derivative financial liabilities and finance lease creditors) less deferred and current tax assets, retirement benefit asset, cash and cash equivalents, derivative financial assets and investments.
[d]	Before specific items.
[e]	The number of times net finance expense is covered by operating profit.